THE OTTO LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

Andrew M. Stolowitz
astolowitz@ottolaw.com

October 24, 2007

VIA REGULAR MAIL

RECEIVED
OCT 29 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find: 1) one original of the unmarked version of the Company's amended Regulation A offering statement (the "Offering Statement") with Exhibits, 2) two copies of the unmarked version of the Company's amended Offering Statement; 3) three marked copies of the Company's amended Offering Statement; 4) a marked copy of the Exhibits; 5) an unmarked copy of the previously filed amended Offering Statement with Exhibits; and 6) one original and two copies of this cover letter.

Please note that the page numbers referenced in this letter refer to page numbers of the unmarked version of the Offering Statement, as the page numbers vary slightly on the marked version due to the addition of changes.

It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested exhibits in Part III, consistent with the Model A format.

Business and Properties

1. Please see the last paragraph on page 9. The 10.00 DM was a royalty payment for every CD-ROM title sold. Skillstorm does not sell its products on CD-ROM. Skillstorm only sells its product online as described in the document. Therefore this CD-ROM royalty was replaced with a percentage of gross margin royalty in the agreement dated December 6, 2005 with FC Bayern Munich that is attached to this document.

With respect to the comment on a June 1998 agreement, there was no such agreement and in fact the observation is correct that the date for the agreement in question is April 27, 1998.

<u>Subsequent Events</u>

2.   The principal terms of the Consulting Debenture are described on page 10.

<u>Offering Price Factors</u>

3.   Please see pages 25-26.

<u>Use of Proceeds</u>

4.   Monthly lease payments are $4,655 until October 31, 2007. The past due amount owed to the landlord is $57,100, which will be paid from proceeds of the financing. On November 1, 2007, the Company will move to new space of 500 square feet provided by the landlord at a cost of $465 per month on a month-to-month basis. Please see 3(g) on page 22.

5.   The Company intends to pay the balance of the Note to Pegasus out of future Company earnings. Please see the first revised footnote on page 29 of the Circular and the revised Risk Factor #3 on page of the Circular.

<u>Item 46. Financial Statements</u>

6.   The financial statements and related disclosures have been updated as required by Part F/S of Form 1-A, beginning on page 53.

7.   Please see Note 10 to the financial statements.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen or myself at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC



Andrew M. Stolowitz